March 28, 2022

John Stickel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	SAFG Retirement Services, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 11, 2022 CIK No. 0001889539

Dear Mr. Stickel:

This letter sets forth the responses of SAFG Retirement Services, Inc. (the “Registrant”) to comments contained in your letter dated March 16, 2022, relating to Amendment No. 2 to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on March 11, 2022 (“Amendment No. 2”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, a Registration Statement on Form S-1 (“Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed March 11, 2022

The Reorganization Transactions
Transfer of AIG Technologies, Inc. and Eastgreen, Inc., page 74

1.	Please file the agreements relating to the purchase of AIG Technologies, Inc. and Eastgreen, Inc. as exhibits to the registration statement, or please explain why you are not required to do so.

The Registrant is not required to file the agreements relating to the purchase of AIG Technologies, Inc. and Eastgreen, Inc. as exhibits to the registration statement as they are immaterial to the Registrant.

Transactional Accounting Adjustments - Recapitalization, page 78

2.	Please revise to disclose the expected or known material terms related to the future issuance of Senior Notes and Hybrid Securities.

The Registrant has included additional information regarding the expected material terms of the future issuance of each of the Senior Notes and the Hybrid Notes under the heading “Unaudited Pro Forma Condensed Consolidated Financial Information—Notes to the Unaudited Pro Forma Financial Information.”

Autonomous Entity Adjustments, page 79

3.
Please confirm that all reorganization transactions disclosed on page 74, including the Transfer of AIG Technologies, Inc. and Eastgreen, Inc. which occurred in 2022, are included as autonomous entity adjustments, if appropriate.

The Registrant advises the Staff that all reorganization transactions disclosed on page 74 which occurred in 2022, are included as autonomous entity adjustments. As described in note (c) under the heading “Unaudited Pro Forma Condensed Consolidated Financial Information—Notes to the Unaudited Pro Forma Financial Information,” no pro forma adjustments were made in the unaudited pro forma condensed balance sheet with respect to the transfer of AIGT and Eastgreen as these adjustments were determined to be immaterial.

J. Stickel	2	March 28, 2022

Notes to the Unaudited Pro Forma Financial Information, page 83

4.
Please revise to disclose material revenues, expenses, gains and losses and related tax effects, including the $3.0 billion gain on the sale of the affordable housing portfolio, which will not recur in your income beyond 12 months after the transaction. Refer to Rule 11-02(a)(11)(i) of Regulation S-X for guidance.

The Registrant has included additional information regarding the gain on the sale of the affordable housing portfolio under the heading “Unaudited Pro Forma Condensed Consolidated Financial Information—Notes to the Unaudited Pro Forma Financial Information.”

* * * * *

J. Stickel	3	March 28, 2022

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Elias Habayeb, Executive Vice President and Chief Financial Officer
Christine Nixon, Chief Legal Counsel
SAFG Retirement Services, Inc.